                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                    HEI, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                    404160103
                                 (Cusip Number)

                        Peter J. Jensen, General Counsel
                             Colorado MEDtech, Inc.
                           345 S. Francis St., Unit F
                                  P.O. Box 819
                             Longmont, CO 80502-0819
                                 (303) 530-2660
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404160103
   1.   Name of Reporting Person:  I.R.S. Identification Nos. of above persons
                                   (entities only):
        Colorado MEDtech, Inc.             84-0731006

   2.   Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)
        (b)

   3.   SEC Use Only:

   4.   Source of Funds (See Instructions):
        WC, OO

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

   6.   Citizenship or Place of Organization:
        Colorado

        Number of
          Shares
       Beneficially
         Owned by
      Each Reporting
       Person With

                        7.   Sole Voting Power:
                             955,000 shares

                        8.   Shared Voting Power:
                             n/a

                        9.   Sole Dispositive Power:
                             955,000 shares

                       10.   Shared Dispositive Power:
                             n/a

  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       955,000 shares

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

  13.  Percent of Class Represented by Amount in Row (11):
       13.6%

  14.  Type of Reporting Person (See Instructions):
       CO

                                 AMENDMENT NO. 1
                                 TO SCHEDULE 13D

This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.05 par value per share (the "Securities") of HEI, Inc., a Minnesota corporation ("HEI"). Items 4, 6 and 7 of this Statement filed by Colorado MEDtech, Inc. (the "Company") are hereby amended as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION

         No change except for the addition of the following:

         The Company presently intends to seek to dispose of the Securities and HEI debt securities that it holds. Depending upon its evaluation of HEI's business and prospects, and upon future developments (including, but not limited to, performance of the Securities in the market, availability of funds, alternative uses of funds, the Company's tax planning objectives and stock market and general economic conditions) the Company may from time to time dispose of all or a portion of the Securities held by it, or cease selling Securities. Any such sales of the Securities may be pursuant to registration rights that have been granted to the Company by HEI, in open market or privately negotiated transactions or otherwise. The response to Item 6 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change except for the addition of the following:

         The Company has engaged Think Equity Partners, LLC to assist it in connection with the disposition of the Securities and HEI debt securities held by the Company pursuant to the engagement letter filed as Exhibit 1 to this Statement, the terms of which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Engagement letter dated as of March 26, 2003 between Think Equity Partners, LLC and Colorado MEDtech, Inc.

                  [Remainder of page left blank intentionally]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 3, 2003
                                                  Colorado MEDtech, Inc.
                                                  By:     /s/ Peter J. Jensen
                                                  Name:   Peter J. Jensen
                                                  Title:  Secretary


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
Exhibit 1      Engagement letter dated as of March 26, 2003 between Think
               Equity Partners, LLC and Colorado MEDtech, Inc.